

July 25, 2011

Via E-mail
Mr. Timothy B. Page
CAI International, Inc.
Steuart Tower
1 Market Plaza, Suite 900
San Francisco, CA 94105

     Re: **CAI International, Inc.**
             Form 10-K for the fiscal year ended December 31, 2010
             Filed March 15, 2011
             File No. 1-33388

Dear Mr. Page:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Liquidity and Capital Resources, page 39

1. Given the importance of available funding to your business, please revise future filings to include a specific and comprehensive discussion of your significant and most restrictive financial covenants and how those covenants may impact or restrict your liquidity. In addition, if you believe that it is reasonably likely that you will not meet any significant covenant, please revise to also present, for your most significant covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such presentation will allow an investor to easily understand your current status in meeting your financial covenants.

Mr. Timothy B. Page
CAI International, Inc.
July 25, 2011
Page 2

Results of Operations, page 33

2. We note you have identified several factors that impact your results such as changes in utilization rates and changes in the number of owned containers on lease. Please revise future filings to quantify the impact of each factor, where practicable.

Critical Accounting Policies and Estimates, page 43
Accounting for Container Leasing Equipment, page 44

3. We note that a change in your estimate of useful lives or residual values can have a significant impact on your results. With a view towards future disclosure, please provide us with a quantified sensitivity analysis of both of these assumptions based upon reasonably likely changes. Reference Release No. 33-8350.

4. With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of the nature of the events or change in business circumstances that may cause you to test your containers held for use for impairments and indicate the level at which assets are evaluated. In addition, please discuss if any impairment testing has been conducted, and if so, disclose the results of the testing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Timothy B. Page
CAI International, Inc.
July 25, 2011
Page 3

       If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or in her absence, to me at (202) 551-3689.

       Sincerely,

       /s/ John Hartz

       John Hartz
       Senior Assistant Chief Accountant